Exhibit (a)(5)(xxxxix)

PeopleSoft Customers:

Do You Remember?

Being forced to upgrade (through de-support of older versions) to new versions of PeopleSoft software, even if you didn’t need any new features?

Being charged for upgrades, despite paying high PeopleSoft maintenance bills year after year?

Being confused by PeopleSoft’s promise that it will be able to enhance, sell and support four duplicate business application product families?

Don’t Forget:

PeopleSoft hasn’t allowed its customers to stay on old versions of its own software, let alone products from acquired companies.

PeopleSoft charges for maintenance and for upgrades.

PeopleSoft can’t afford to enhance, sell and support four duplicate product lines with a limited development and support budget, while keeping its promise to produce $200 million of “synergies” in its proposed merger with J.D. Edwards.

Oracle offers extended global support, free upgrades and no forced migrations.

Remember That

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Find out more at oracle.com/peoplesoft

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended June 18, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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